Exhibit 99.1

Reunion Neuroscience Inc. Announces Results of Annual General and Special Shareholder Meeting

TORONTO, September 29, 2022 – Reunion Neuroscience Inc. (TSX: REUN, NASDAQ: REUN) ("Reunion" or the “Company”) today announced the results of the votes held at its September 29, 2022 Annual General and Special Meeting of shareholders (the “Meeting”).

The total number of common shares represented by shareholders present in person or by proxy at the Meeting was 5,073,132, representing 43.57% of the Company’s 11,642,953 outstanding common shares entitled to be voted. All of the matters put forward before the Company's shareholders for consideration and approval, as set out in the Company's Management Information Circular dated August 28, 2022 (the "Circular"), were approved by the requisite majority of votes cast at the Meeting.

Each of the nominee directors listed in the Circular was elected as a director to serve as a director of the Company until the Company's next annual shareholders meeting or until his or her successor is duly elected or appointed. The detailed results of the vote are set out below:

Name of Nominee	Votes cast FOR	% Votes FOR	Votes cast AGAINST	% Votes AGAINST
Joseph Del Moral	4,024,527	92.38%	332,123	7.62%
Ronan Levy	3,443,643	79.04%	913,007	20.96%
Hannan Fleiman	4,025,665	92.40%	330,985	7.60%
Helen M. Boudreau	4,333,410	99.47%	23,241	0.53%
Dieter Weinand	4,331,861	99.43%	24,790	0.57%
Ellen Lubman	4,333,479	99.47%	23,172	0.53%
Barry Fishman	4,353,275	99.92%	3,376	0.08%

Ernst & Young LLP, Chartered Accountants, was re-appointed as the auditor of the Company (and to authorize the directors to fix their remuneration) until the next annual meeting of shareholders. The detailed results of the vote are set out below:

Votes cast FOR	% Votes FOR	Votes WITHHELD	% Votes WITHHELD
5,049,937	99.54%	23,193	0.46%

In addition, the Company shareholders approved the adoption of the second amended and restated equity incentive plan of the Company. The detailed results of the vote are set out below:

Votes cast FOR	% Votes FOR	Votes cast AGAINST	% Votes AGAINST
3,434,366	78.83%	922,284	21.17%

About Reunion Neuroscience Inc.

Reunion is a leader in novel psychedelic drug development, committed to innovating therapeutic solutions for mental health conditions by developing proprietary serotonin receptor agonist compounds. The Company’s lead asset, RE-104 (previously known as FT-104), is a proprietary, novel psychedelic drug being developed for post-partum and treatment resistant depression as a potential fast-acting antidepressant with durable efficacy. Reunion is also developing the FT-200 series, which includes compounds with potential for more selective serotonin receptor activity with reduced psychoactivity for potential use in more chronic treatment paradigms and indications.

Learn more at https://www.investors.reunionneuro.com, and https://www.reunionneuro.com.

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To be added to the Reunion Neuroscience email list, please email Reunion@kcsa.com with “REUN” in the subject line.

Cautionary Note Regarding Forward-Looking Information

This release includes forward-looking information (within the meaning of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995) regarding the Company and its business. Often but not always, forward-looking information can be identified by the use of words such as "expect", "intends", "anticipated", "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would" or "will" be taken, occur or be achieved. Such statements are based on the current expectations and views of future events of the management of the Company and are based on assumptions and subject to risks and uncertainties. Although the management of the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and the Company does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Additional information relating to Field Trip, including its Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Neither the Investment Industry Regulatory Organization of Canada, the Toronto Stock Exchange, nor its Regulation Services Provider, have approved the contents of this release or accept responsibility for the adequacy or accuracy of this release.

CONTACTS:

Reunion Neuroscience:

Greg Mayes

President & CEO

(215) 696-9659

gmayes@reunionneuro.com

Media contacts:

Caitlin Kasunich

KCSA Strategic Communications

(212) 896-1241

reunion@kcsa.com

Investor contacts:

Phil Carlson / Sophia Bashford

KCSA Strategic Communications

(646) 573-0776 / (929) 246-7307

reunion@kcsa.com